Exhibit 99.1

Caledonia Mining Corporation Plc

Purchase of Securities by a Director

(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

May 31, 2017: Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) announces that it has received notice that Mr Steven Curtis, Chief Executive Officer and a Director of the Company, has purchased a total of 26,500 shares in the Company at a price of £0.99 per share. Following this transaction Mr Curtis owns 446,500 shares in the Company representing approximately 0.85 per cent of the issued share capital of the Company.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Nick Prowting	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM 1 Details of the person discharging managerial responsibilities/person closely associated a) Name Steven Curtis 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification/ Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Caledonia Mining Corporation Plc b) LEI N/A 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Depositary Interests representing Common Shares of no par value JE00BD35H902 b) Nature of the transaction Purchase of depositary interests representing shares c) Price(s) and volume(s) Price(s) 99 British pence Volume(s) 26,500 d) Aggregated information - Aggregated volume 26,500 - Price 99 British pence e) Date of the transaction 31 May 2017 f) Place of the transaction London Stock Exchange, AIM